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09058061

TES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

32215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H.G. Wellington & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway - 44th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas W. Grant (212) 732-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co. LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.G. Wellington & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thomas W. Grant

Signature

PRESIDENT / CEO

Title

Karen Levitan

Notary Public

KAREN LEVITAN
Notary Public, State of New York
No. 01LE4782204
Qualified in Kings County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS

December 31, 2008

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

We have audited the accompanying statement of financial condition of H. G. Wellington & Co., Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of H. G. Wellington & Co., Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2009

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets

Cash and cash equivalents (Note 11)	$ 88,187
Receivables from and deposits with broker-dealers	274,169
Securities owned, marketable, at market value (Note 3)	1,420,736
Investment advisory fees receivable	394,024
Membership in stock exchange:	
Owned, at adjusted cost (market value $222,818)	27,300
Furniture and equipment – at cost, net of accumulated depreciation (Note 4)	70,765
Deferred income taxes, net (Note 7)	145,000
Other assets	108,362
Total assets	$ 2,528,543

(Continued)

STATEMENT OF FINANCIAL CONDITION (Continued)

December 31, 2008

Liabilities and Stockholders' Equity

Liabilities:	
Drafts payable (Note 2)	$ 53,301
Accounts payable, accrued expenses and other liabilities	426,609
Total liabilities	479,910
Commitments and contingencies (Notes 8 and 11)	
Stockholders' equity (Note 5):	
Common stock, $1 par value, 415,000 shares authorized, 121,256 shares issued and outstanding	121,256
Paid-in capital	1,333,558
Retained earnings	593,819
Total stockholders' equity	2,048,633
Total liabilities and stockholders' equity	$ 2,528,543

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

Year Ended December 31, 2008

Revenue:	
Commissions	$ 4,006,159
Investment advisory fees	2,225,484
Interest	141,372
Money market fund fees	793,390
Unrealized (loss) on valuation of investments	(75,419)
Other	795,932
Total revenue	7,886,918
Expenses:	
Employee compensation and benefits	5,512,605
Floor brokerage exchange and clearance fees	208,956
Communications	630,477
Occupancy	643,835
Outside services	298,527
Other operating expenses	751,787
Total expenses	8,046,187
Loss before income tax benefit	(159,269)
Income tax benefit (Note 7)	(20,400)
Net Loss	$ (138,869)

The accompanying notes are an integral part of these financial statements.

H. G. WELLINGTON & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2008

	Common Stock		Paid - In	Retained	
	# of Shares	Common	Capital	Earnings	Total
Balance, January 1, 2008	139,256	$ 139,256	$ 1,476,958	$ 933,429	$ 2,549,643
Net loss		-	-	(138,869)	(138,869)
Repurchase & retirement of common stock	(18,000)	(18,000)	(143,400)	(200,741)	(362,141)
Balance, December 31, 2008	121,256	$ 121,256	$ 1,333,558	$ 593,819	$ 2,048,633

The accompanying notes are an integral part of these financial statements.

STATEMENT CASH FLOWS

December 31, 2008

Cash flows from operating activities:	
Net loss	$ (138,869)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes	(46,000)
Depreciation	13,097
Unrealized loss from valuation of securities	75,419
Changes in operating assets and liabilities:	
Decrease in receivables from and deposits with brokers-dealers	67,922
Decrease in investment advisory fees receivable	187,449
Decrease in other assets	55,347
Increase in drafts payable	22,615
(Decrease) in accounts payable, accrued expenses and other liabilities	(314,629)
Net cash used in operating activities	(77,649)
Cash flows from investing activities:	
Sales of securities owned, marketable, at market value	185,563
Net cash provided by financing activities	185,563
Cash flows from financing activities:	
Repurchase of common stock	(362,141)
Net cash used in financing activities	(362,141)
Net decrease in cash and cash equivalents	(254,227)
Cash and cash equivalents:	
Beginning of year	342,414
End of year	$ 88,187
Cash paid during the year for:	
Income taxes	$ 30,470

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

H. G. Wellington & Co., Inc. (the "Company") is a broker-dealer registered with Securities and Exchange Commission, the FINRA, and is a member of the New York Stock Exchange and various other exchanges. The Company's principal line of business is a securities broker-dealer which comprises conducting securities transactions for its customers and providing investment advisory services.

On July 27, 2006 the Company entered into a fully disclosed clearing agreement with Scott & Strongfellow Inc. ("Clearing Broker"). Under the terms of the agreement, the clearing broker shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to the clearing broker, and accepted by the clearing broker. The clearing broker will clear transactions on a fully disclosed basis for such accounts, as set forth in the agreement. The transfer of proprietary and customer accounts and the related clearing activities occurred December 11, 2006 at which time the Company began clearing its security transactions on a fully disclosed basis with the clearing broker and, accordingly, as of December 11, 2006, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of general creditors during the year ended December 31, 2008.

2. Significant Accounting Policies

Securities Transactions

Customer securities transactions and related commission revenue and expense are reported on a trade-date basis as if they had settled. Marketable securities sold, not yet purchased are valued at market value.

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

Investment Advisory Fees

Advisory fees are recognized quarterly as services are performed. Fees are based on the net asset value of each investment portfolio serviced. The Company receives certain advisory fees in advance, which are deferred and recognized when earned. As of December 31, 2008, all fees were earned.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Exchange Membership

An exchange membership owned by the Company is stated at cost.

Office Furniture, Fixtures and Equipment

The Company depreciates office furniture, fixtures and equipment using straight-line and accelerated methods over the estimated useful life of the assets.

Income Taxes

The Company has elected to defer the application of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* as permitted by FASB Staff Position FIN 48-3. FIN 48, which is effective for annual financial statements beginning after December 15, 2008, clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. The Company's policy is to account for contingent income tax liabilities in accordance with FASB 5, *Accounting for Contingencies* based on its assessment of probable income tax related exposures and the anticipated settlement of those exposures resulting in actual future liabilities. As of December 31, 2008, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity date of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, and securities issued by the U.S. government and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned and (b) receivables and deposits with brokers and dealers.

3. Securities Owned

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008.

Fair Value Measurements on a Recurring Basis

As of December 31, 2008

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Money market	$ 1,346,606	$ -	$ -	$ 1,346,606
Common stock	74,130	-	-	74,130
Totals	$ 1,420,736	$ -	$ -	$ 1,420,736

The aggregate cost of marketable securities owned was $1,403,156 at December 31, 2008.

4. Furniture and Equipment

Major classes of furniture and equipment include the following:

	Life – Years	
Equipment	5-7	$ 138,657
Business assets acquired	15	50,000
		188,657
Less accumulated depreciation		117,892
		$ 70,765

Depreciation and amortization expense for the year ended December 31, 2008 aggregated $13,097.

5. Common Stock

The Company is authorized to issue common shares and Class B shares. The Certificate of Incorporation restricts the payment of dividends on common shares.

During 2008 the Company redeemed 18,000 shares of common stock for an aggregate cost of $362,141.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2008.

7. Income Taxes

Temporary differences between tax and financial reporting bases at December 31, 2008 include the following items: (a) unrealized gains on marketable securities recognized for financial statement purposes, but not recognized for tax purposes; and (b) recognizing the tax benefit of net operating loss for financial reporting purposes. Components of income taxes are as follows:

Currently payable – state and local	$ 25,600
Deferred tax assets:	
Beginning of year	(99,000)
End of year	(145,000)
Increase in deferred tax asset and net deferred income tax benefit	(46,000)
Income tax provision	$ (20,400)

The net deferred tax assets in the accompanying balance sheet include the following components:

Deferred tax liabilities	$ (7,000)
Deferred tax assets	152,000
	$ 145,000

The company has net operating loss carryforwards of approximately $380,000 which expire in various amounts from 2026 to 2028. Although realization is dependent on generating sufficient future taxable income and is not assured, management believes that it is more likely than not that all deferred income taxes will be realized. Therefore, no valuation allowance has been established.

8. Commitments

Operating Leases

Effective January 1, 2009 the Company is obligated under a sub-lease for office space for a period of five years through December 31, 2013. The Company is obligated for forty five percent of the primary tenants rent and related expenses.

The Company is also obligated under operating leases for office space, which expires on July 31, 2010. The Company also rents additional office space on a month-to-month basis from an unrelated entity.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Minimum Lease Payment
2009	$ 393,150
2010	393,550
2011	383,400
2012	383,400
2013	383,400
	$ 1,936,900

Total rent expense for all leases for the year ended December 31, 2008 was approximately $644,000.

9. Memorandum of Understanding

The Company has entered into a Memorandum of Understanding (the "Memorandum") with an unrelated broker-dealer. Under the terms of the memorandum the Company and the unrelated party will enter into a business combination in the form of a new limited liability company. Each party will make an initial capital contribution and contribute certain of their assets, in exchange for an ownership interest. The Company will receive a 45% ownership interest in the combined entity. The memorandum is nonbinding upon the parties and the combination is subject to regulatory approval.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $1,262,325 which was $1,012,325 in excess of its required net capital of $250,000. The Company's net capital ratio was .38 to 1.

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2008, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2008, no deposits in one account exceeded the federally insured limit.

SUPPLEMENTARY INFORMATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net Capital

Total stockholders' equity		$ 2,048,633
Deductions and/or charges:		
Non-allowable assets:		
Deferred income taxes, net	$ 145,000	
Membership in exchange	27,300	
Investment advisory fees receivable	394,024	
Furniture, equipment and leasehold improvements, net	70,765	
Other assets	108,362	
		745,451
Other deductions:		
Other	805	
		805
Net capital before haircuts on securities positions		1,302,377
Haircuts on securities:		
Trading and investment securities:		
Other securities		40,052
Net capital		$ 1,262,325

See independent auditors' report.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued)

December 31, 2008

Aggregate indebtedness		
Drafts payable	$ 53,301	
Accounts payable, accrued expenses and other liabilities	426,609	
Total aggregate indebtedness		$ 479,910
Computation of Basic Net Capital Requirement		
Minimum net capital requirement		$ 250,000
Net capital at 1,500 percent		$ 1,012,325
Excess net capital at 1,000 percent		$ 962,325
Ratio: aggregate indebtedness to net capital		.38 to 1
Reconciliation with Company's computation (included in Part II A of Form X17a-5 as of December 31, 2008):		
Net capital as reported in company's Part IIA (unaudited) FOCUS report		$ 1,255,331
Audit adjustment to deferred tax asset		27,600
Audit adjustment to investment advisory fees receivable		(38,718)
Audit adjustment to income tax accrual		6,996
Decrease in nonallowable assets		11,116
Net capital per above		$ 1,262,325

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

In planning and performing our audit of the financial statements of H.G. Wellington & Co., Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the New York and American Stock Exchanges and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2009